Phoenix Apps Inc.
125-720 King Street West
Suite 2000
Toronto, Ontario M5V 3S5
Canada

Via EDGAR

May 11, 2016

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Katherine Wray

Re:          Phoenix Apps Inc.
Registration Statement on Form S-1/A, Amendment No. 2
File No. 333-209591

Dear Ms. Wray:

Phoenix Apps Inc. (the “Company”) hereby requests that the above-captioned registration statement become ordered effective at 10:00 am ET on Friday, May 13, 2016, or as soon as practicable thereafter.

The Company hereby authorizes William Eilers to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

▪	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Phoenix Apps Inc.

/s/ Yi Xing Wang
By:	Yi Xing Wang
President/Chief Executive Officer